

04004550

SECURITIES A.. ....GL ....SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8- 50034

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
                           (No. and Street)

Mountain View   California   94043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson   (816) 340-3050
                                  (Area Code - Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 22 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, David K. Anderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Brokerage, Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____   2/26/2004
Signature   Date

Financial Operations Principal
Title

_____
Notary Public



American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)
SEC I.D. No. 8-50034
Statement of Financial Condition and as of December 31, 2003, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
  American Century Brokerage, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2004

Deloitte
Touche
Tohmatsu

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 5,427,574
Receivable from clearing broker	3,335,710
Deposit with clearing broker	100,000
Prepaid expenses	98,442
Investment in common stock and warrants of The NASDAQ Stock Market, Inc., at fair value	77,010
TOTAL	$ 9,038,736

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES -

Accrued salaries and benefits	$ 275,354

STOCKHOLDER'S EQUITY:

Common stock, $1 par value; authorized 75,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	22,143,845
Accumulated deficit	(13,381,463)
Total stockholder's equity	8,763,382
TOTAL	$ 9,038,736

See notes to statement of financial condition.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in a money market mutual fund as of December 31, 2003.

Deposit with Clearing Broker - The deposit with clearing broker is required pursuant to the Company's contract with its clearing broker.

Investments - Investments, which consist of common stock and warrants of The NASDAQ Stock Market, Inc. are carried at fair value with unrealized gains or losses included in the statement of operations. The fair value of the common stock is based on quoted market prices. The fair value of the warrants is based on the Company's best estimates considering its knowledge of the investee, the investee's relative market strength and other pertinent considerations.

Income Taxes - The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions on a monthly basis. Deferred income tax expense or benefit is recorded similarly and results from differences in the Company's assets and liabilities reported for financial reporting purposes and the tax basis of such assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

2. RELATED PARTIES

ACC, through American Century Services Corporation (also a wholly owned subsidiary of ACC) and through other wholly owned subsidiaries of ACC, incurred certain operating expenses on behalf of the Company. Accordingly, the Company recognizes certain operating expenses and a corresponding capital contribution. ACC, American Century Services Corporation and the other wholly owned subsidiaries of ACC will not require reimbursement for these services.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $8,542,032 as of December 31, 2003, which was $8,292,032 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 as of December 31, 2003.

4. CREDIT RISK

The Company's customers' accounts are carried by the clearing broker/dealer. The agreement between the Company and the clearing broker/dealer stipulates that all losses resulting from inability of the Company's customers to fulfill their contractual obligations are the responsibility of the Company.

* * * * * *

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 6, 2004

The Stockholder and Board of Directors of
  American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) for the year ended December 31, 2003 (on which we have issued our report dated February 6, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP